Exhibit 8.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Mimecast Limited	England & Wales

Mimecast Services Limited	England & Wales

Mimecast North America, Inc.	Delaware

Mimecast South Africa Pty Ltd.	South Africa

Mimecast Australia Pty Ltd.	Australia

Mimecast Offshore Ltd.	Jersey, Channel Islands

Mimecast USD Ltd.	England & Wales

Mimecast Development Ltd.	England & Wales